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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )*

                                KIDS STUFF, INC.

                                (Name of Issuer)
                                  COMMON STOCK

                         (Title of Class of Securities)

                                   49380U-10-0
                                 (CUSIP Number)

 STEVEN MORSE, ESQ., LESTER MORSE P.C., 111 GREAT NECK RD., GREAT NECK, NY 11021
                                 (516-487-1446)
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 OCTOBER 4, 1999
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

     Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act ("ACT") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 49380U-10-0                                          Page 2 of 7 Pages

   1     NAME OF REPORTING PERSON

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Duncan Hill, Inc.  ID# 34-1229487

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                          (a)|X|
                                                                          (b)|_|

   3     SEC USE ONLY

   4     SOURCE OF FUNDS*

         Not Applicable.

   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)
                                                                             |_|


   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

                   7         SOLE VOTING POWER
     NUMBER OF
      SHARES                 7,188,075 (includes 5,000,000 shares of
   BENEFICIALLY              Non-Convertible Voting Series A Preferred Stock)
     OWNED BY
       EACH
     REPORTING
      PERSON
       WITH

                      8         SHARED VOTING POWER

                      9         SOLE DISPOSITIVE POWER

                               7,188,075   (includes   5,000,000  shares  of
                               Non-Convertible  Voting Series A Preferred Stock)

10 SHARED DISPOSITIVE POWER

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              7,188,075 (includes 5,000,000 shares of Non-Convertible Voting Series A Preferred Stock)

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             |X|

   Excludes shares beneficially owned by William L. Miller and Jeanne E. Miller.

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              84.4%

    14     TYPE OF REPORTING PERSON*

              CO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP No. 49380U-10-0                                          Page 3 of 7 Pages

   1     NAME OF REPORTING PERSON

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         William L. Miller ###-##-####

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                          (a)|X|
                                                                          (b)|_|

   3     SEC USE ONLY

   4     SOURCE OF FUNDS*

         Not Applicable.

   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)
                                                                             |_|

   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A.

                      7         SOLE VOTING POWER
     NUMBER OF
      SHARES                        100,000
   BENEFICIALLY
     OWNED BY
       EACH
     REPORTING
      PERSON
       WITH

                      8         SHARED VOTING POWER

                      9         SOLE DISPOSITIVE POWER

                                   100,000

                    10         SHARED DISPOSITIVE POWER

11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             100,000

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             |X|

  Excludes shares beneficially owned by Jeanne E. Miller and Duncan Hill, Inc.

13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             2.8%

14         TYPE OF REPORTING PERSON*

              IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP No. 49380U-10-0                                          Page 4 of 7 Pages

   1     NAME OF REPORTING PERSON

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Jeanne E. Miller ###-##-####

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                          (a)|X|
                                                                          (b)|_|

   3     SEC USE ONLY

   4     SOURCE OF FUNDS*

         Not Applicable.

   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                             |_|


   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A.

                      7         SOLE VOTING POWER
     NUMBER OF
      SHARES                        200,000
   BENEFICIALLY
     OWNED BY
       EACH
     REPORTING
      PERSON
       WITH

                      8         SHARED VOTING POWER

                      9         SOLE DISPOSITIVE POWER

                                   200,000

                    10         SHARED DISPOSITIVE POWER

11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             200,000

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             |X|

  Excludes shares beneficially owned by William L. Miller and Duncan Hill, Inc.

13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            5 .4%

14         TYPE OF REPORTING PERSON*

              IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP No. 49380U-10-0                                          Page 5 of 7 Pages

ITEM 1.           Security and Issuer

     This statement relates to the Common Stock of Kids Stuff, Inc. (the "Issuer"). The Issuer's executive office is located at 7835 Freedom Avenue, N.W., North Canton, OH 44720.

ITEM 2.           Identity and Background

                  DUNCAN HILL, INC.

         (a)      Duncan Hill, Inc.

         (b)      7835 Freedom Avenue, N.W.
                  North Canton, OH  44720

         (c)      Principal stockholder of the Issuer.

         (d)      Not applicable.

         (e)      Not applicable.

         (f)      Delaware

                  WILLIAM L. MILLER

         (a)      William L. Miller

         (b)      c/o Kids Stuff, Inc.
                  7835 Freedom Avenue, N.W.
                  North Canton, OH  44720

                                  SCHEDULE 13D

CUSIP No. 49380U-10-0                                          Page 6 of 7 Pages


     (c) Chief Executive Officer of The Havana Group, Inc. and Kids Stuff, Inc.

     (d) Not applicable.

     (e) Not applicable.

     (f) U.S.A.

     JEANNE E. MILLER

     (a) Jeanne E. Miller

     (b)          c/o Kids Stuff, Inc.
                  7835 Freedom Avenue, N.W.
                  North Canton, OH  44720

     (c) President of Kids Stuff, Inc.

     (d) Not applicable.

     (e) Not applicable.

     (f) U.S.A.

ITEM 3.           Source and Amount of Funds or Other Consideration

     Not Applicable.

ITEM 4.           Purpose of Transactions

     Not Applicable.

ITEM 5.           Interest in Securities of the Issuer

     (a) - (b) As of November 30, 1999, William L. Miller and Jeanne E. Miller beneficially owned options to purchase 100,000 shares and 200,000 shares, respectively, of the Issuer's Common Stock, which constituted 2.8% and 5.4%, respectively, of the Issuer's outstanding Common Stock. The Millers each have the sole power to vote and to dispose of the shares owned by each respective person. Duncan Hill, Inc. owns 5,000,000 shares of Series A Non-Convertible Voting Preferred Stock. Each share of Series A Preferred Stock is entitled to vote as a class with the Common Stock, except where Delaware Law provides otherwise. Duncan Hill also owns 2,188,075 shares of the Issuer's Common Stock which, together with the Preferred Stock, gives Duncan Hill the sole power to vote and to dispose of 7,188,075 shares of the Issuer's Common Stock, which constitutes 84.4% of the Issuer's outstanding stock. Mr. and Mrs. Miller control approximately 68% of the outstanding capital stock of Duncan Hill, Inc.

                                  SCHEDULE 13D

CUSIP No. 49380U-10-0                                          Page 7 of 7 Pages

                  (c) On October 4, 1999 Duncan Hill, Inc. sold 63,000 shares of the Issuer's Common Stock at a price of $1.375 per share in the open market. In September 1999, the Issuer granted Jeanne Miller ten-year options to purchase 200,000 shares at an exercise price of $1.33 per share in replacement of an identical number of options that were exercisable at higher prices.

                  (d) - (e)  Not Applicable

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

                  Not Applicable.

ITEM 7.           Materials to be filed as Exhibits

                  Not applicable

Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 30, 1999

Reporting Person:    Duncan Hill, Inc.
SIGNATURE BY: /S/ WILLIAM L. MILLER, CHIEF EXECUTIVE OFFICER
                  (authorized officer)

Reporting Person:  William L. Miller
SIGNATURE /S/ WILLIAM L. MILLER

Reporting Person:  Jeanne E. Miller
SIGNATURE /S/ JEANNE E. MILLER